

March 13, 2024

James Hiza
Chief Executive Officer
SensaSure Technologies, Inc.
4730 S. Fort Apache Rd., Suite 300
Las Vegas, NV 89147

> **Re: SensaSure Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2023**
> **File No. 001-41209**

Dear James Hiza:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2023

Item 9A. Controls and Procedures, page 73

1. We note the disclosure that your disclosure controls and procedures were effective as of April 30, 2023. We also note the disclosure that management concluded that, as of April 30, 2023, your internal control over financial reporting is ineffective. Please clarify and disclose the nature of any material weakness, its impact on your financial reporting and ICFR, and management's current plans, if any, or actions already undertaken, for remediating the material weakness. Additionally, please clarify how you can have effective disclosure controls and procedures if a material weakness in internal control over financial reporting exists. We refer you to Item 308(a)(3) of Regulation S-X and 2007 interpretive guidance issued by the SEC in Release No. 34–55929. As a related matter, clarify how you concluded in your subsequent Forms 10-Q that disclosure controls and procedures are effective as of those dates given the material weakness in your ICFR. Please advise or amend your filing(s) to revise, as appropriate.

James Hiza
SensaSure Technologies, Inc.
March 13, 2024
Page 2

2. Also as a related matter, when you amend your filings, please provide updated 302 certifications that properly include paragraph 4(b) and the introductory language in paragraph 4, referring to internal control over financial reporting, that are now required based on the end of the transition period that previously allowed these omissions under Item 308 of Regulation S-K. You may provide an abbreviated amendment that includes a cover page, explanatory note, the complete text of Item 9A, a signature page and the certification required by Item 601(b)(31) of Regulation S-K, including paragraphs1,2,4 and 5. Please ensure the revised certifications refer to the appropriate amendment and are currently dated.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services